SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 21 August, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:  1.  Transaction in Own Shares announcement made on 07 August, 2006
             2.  Transaction in Own Shares announcement made on 08 August, 2006
             3.  Transaction in Own Shares announcement made on 09 August, 2006
             4.  Transaction in Own Shares announcement made on 09 August, 2006
             5.  Holding(s) in Company announcement made on 09 August, 2006
             6.  Transaction in Own Shares announcement made on 10 August, 2006
             7.  Transaction in Own Shares announcement made on 11 August, 2006
             8.  Transaction in Own Shares announcement made on 14 August, 2006
             9.  Director/PDMR Shareholding announcement made on 14 August, 2006
             10. Transaction in Own Shares announcement made on 14 August, 2006
             11. Director/PDMR Shareholding announcement made on 14 August, 2006
             12. Transaction in Own Shares announcement made on 15 August, 2006
             13. Transaction in Own Shares announcement made on 16 August, 2006
             14. Transaction in Own Shares announcement made on 16 August, 2006
             15. Transaction in Own Shares announcement made on 17 August, 2006
             16. Transaction in Own Shares announcement made on 18 August, 2006

Enclosure No.1

Monday 7 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 244.79 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 318,691,535 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,319,937,928.

Enclosure No.2

Tuesday 8 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 243.02 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 319,691,535 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,318,937,928.

Enclosure No.3

Wednesday 9 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 1,085,208 ordinary shares at a maximum price of 227 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 318,606,327 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,320,023,136.

Enclosure No.4

Wednesday 9 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 410,000 ordinary shares at a price of 243.54 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 319,016,327 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,319,613,136.

Enclosure No.5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

BT Group plc


2) Name of shareholder having a major interest

Barclays PLC


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Total holding of the above shareholder


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered holder                       number of shares

Bank of Ireland           1472368              3,488,594
Bank of Ireland           2173520              7,574,172
Bank of Ireland           258227               1,111,323
Bank of Ireland           2911184              178,500
Bank of Ireland           4213196              2,480,748
Bank of Ireland           4239749              1,784,528
Bank of Ireland           4240060              214,781
Bank of Ireland           426353               938,885
Bank of Ireland           426360               91,470
Bank of Ireland           427057               1,154,692
Bank of Ireland Nominees  11X13                12,316,328
Bank of Ireland Nominees  11X13                2,713,733
Bank of New York                               592,013
Bank of New York          210405               1,055,185
Bank of New York          221428               905,193
Bank of New York          367748               2,340,455
Bank of New York          392067               2,857,227
Bank of New York          768198               2,151,135
Barclays bank France SA - Clients              7,366
Barclays Bank PLC (Singapore)                  3,700
Barclays Bank SA                               31.803
BARCLAYS CAPITAL NOMINEES LIMITED              330,924,393
BARCLAYS CAPITAL NOMINEES LIMITED              120,000
BARCLAYS CAPITAL NOMINEES LIMITED              571,500
BARCLAYS CAPITAL NOMINEES LIMITED              5,044,599
Barclays Global Investors Canada               596,194
Barclays Noms Monument DMC97                   15,966
Barclays Noms Monument R97                     301,137
Barclays Trust Co & others                     43,181
BARCLAYS TRUST CO AS EXEC/ADM                  528
Barclays Trust Co DMC69                        83,788
Barclays Trust Co E99                          5,242
Barclays Trust Co R69                          174,967
Barclayshare Nominees Ltd                      37,939
Barclayshare Nominees Ltd                      690,689
BNP PARIBAS                                    596,419
BNY (OCS) Nominees        221476               582,844
BNY (OCS) Nominees        387173               1,418,636
BT Globenet Nominees                           204,631
Chase Nominees - 16376                         4,057,629
Chase Nominees - 16669                         1,154,806
Chase Nominees - 19518                         345,291
Chase Nominees - 19519                         2,277,883
Chase Nominees - 19520                         3,111,317
Chase Nominees - 20947                         61,897,722
Chase Nominees - 21359                         3,206,919
Chase Nominees - 25772                         894,503
Chase Nominees - 27793                         494,275
Chase Nominees - 27797                         886,646
Chase Nominees - 27797                         1,414,705
Chase Nominees - 27800                         763,356
Chase Nominess - 28270                         1,031,669
Chase Nominees - 28270                         2,702,893
Chase Nominees - 31961                         2,308,232
Chase Nominees - 35506                         298,736
Chase Nominees - 35950                         1,094,182
CIBC Mellon Global Securities                  455,679
CITIBANK                  195433               1,393,997
CITIBANK                  6008783438           9,467,817
CITIBANK                  6010064440           401,915
CITIBANK                  6010640794           2,108,397
CITIBANK                  6010782807           674,673
CITIBANK                  601118               455,611
CITIBANK                  6660004              51,803
CITIBANK                                       341,450
Clydesdale Nominees HGB0125 - 00324190         1,725
Clydesdale Nominees HGB0125 - 00594414         28,085
Clydesdale Nominees HGB0125 - 00594775         730
Clydesdale Nominees HGB0125 - 00227401         1,252
Credit Suisse Asset Mgt   083587               706,058
Deutsche Bank London      8002041              87,210
Deutsche Bank London      8003168              4,915,040
Gerrard Nominees Limited                       414,645
Greig Middleton Nominees                       5,762,424
HSBC                      813168               1,546,737
HSBC                      845315               306,265
IBT                       91262                1,119,953
INVESTORS BANK AND TRUST CO.                   121,714,926
JP Morgan (BGI Custody) - 16256                175,782
JP Morgan (BGI Custody) - 16267                48,396
JP Morgan (BGI Custody) - 16268                223,568
JP Morgan (BGI Custody) - 16331                2,045,812
JP Morgan (BGI Custody) - 16338                504,571
JP Morgan (BGI Custody) - 16341                4,528,458
JP Morgan (BGI Custody) - 16341                2,408,169
JP Morgan (BGI Custody) - 16342                1,070,744
JP Morgan (BGI Custody) - 16344                797,532
JP Morgan (BGI Custody) - 16345                1,330,898
JP Morgan (BGI Custody) - 16400                63,607,143
JP Morgan (BGI Custody) - 16610                45,000
JP Morgan (BGI Custody) - 16612                460,539
JP Morgan (BGI Custody) - 16648                6,210
JP Morgan (BGI Custody) - 16901                185,344
JP Morgan (BGI Custody) - 17011                142,657
JP Morgan (BGI Custody) - 17998                388,076
JP Morgan (BGI Custody) - 18409                6,405,021
JP Morgan (BGI Custody) - 19198                108,651
JP Morgan (BGI Custody) - 19514                142,141
JP Morgan (BGI Custody) - 27803                59,504
JP Morgan (BGI Custody) - 28166                21,600,270
JP Morgan (BGI Custody) - 29514                1,610,225
JP Morgan (BGI Custody) - 35360                2,347,838
JP Morgan (BGI Custody) - 38245                997,314
JP Morgan (BGI Custody) - 39515                570,976
JP Morgan (BGI Custody) - 39525                375,143
JPM Frankfurt                                  307505
JPMorgan Chase Bank                            21,277,955
KAS associates                                 648,182
Master Trust Bank                              261,173
MELLON                  DIRFO1                 653,502
MELLON                  DIRFO2                 151,492
MELLON BANK             ABGFZ                  4,582,917
MELLON BANK             TGGFO                  831,774
Mellon Trust - US CUSTODIAN                    1,035,689
Mellon Trust - US CUSTODIAN                    333,475
MELLON TRUST OF NEW ENGLAND                    622,460
Mitsubishi Trust International                 175,285
MIDLAND BANK (HSBC BANK PLC)                   3,279,523
Mitsubishi Trust                               175,285
Mitsui Asset                                   139,141
Nordea Bank                                    509,776
NORTHERN TRUST BANK - BOT12                    224,269
NORTHERN TRUST BANK - CVS21                    1,750,791
NORTHERN TRUST BANK - IPE01                    169,089
NORTHERN TRUST BANK - SC006                    2,478,501
NORTHERN TRUST BANK - TNF01                    527,132
NORTHERN TRUST BANK - TRGO01                   811,940
NORTHERN TRUST BANK - UKE01                    1,611,874
NORTHERN TRUST BANK - USF12                    3,173,535
NORTHERN TRUST BANK - BGI SEPA                 1,550,463
NORTHERN TRUST BANK - BGI SEPA                 1,293,344
NORTHERN TRUST BANK - BGI SEPA                 335,882
R C Greig Nominees                             6,114,965
R C Greig Nominees                             13,695,825
R C Greig Nominees AK1                         5,098,145
R C Greig Nominees BL1                         1,160,274
R C Greig Nominees CM1                         490,403
R C Greig Nominees GP1                         3,301,213
R C Greig Nominees SA1                         1,128,304
Reflex Nominees Limited                        10,893
Reflex Nominees Limited                        4,025
State Street          2RJ2                     803,144
State Street          JD12                     4,027,386
State Street          JFBL                     2,199,069
State Street          N3B3                     44,378
State Street          N3B6                     396,200
State Street          N3YL                     36,774
State Street          N3YZ                     62,926
State Street          NE5W                     175,440
State Street          X346                     65,167
STATE STREET BANK AND TRUST                    1,179,639
STATE STREET BANK AND TRUST                    46,800
STATE STREET BOSTON                            4,309,997
STATE STREET BOSTON                            1,119,953
STATE STREET TRUST OF CANADA                   1,054,121

The Northern Trust Company                     745,083
Trust and Custody Services Bank                84,144
Trust and Custody Services Bank                4,975

UBS                                            293,907

ZEBAN NOMINEES LIMITED                         691,079
ZEBAN NOMINEES LIMITED                         582,098

TOTAL HOLDING                                  836,615,916


5) Number of shares/amount of stock acquired

Total holding of 836,615,916 shares


6) Percentage of issued class

10.05%


7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class-

N/A


9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a


11) Date company informed

9 August 2006


12) Total holding following this notification

Total holding of 836,615,916 shares


13) Total percentage holding of issued class following this notification

10.05%


14) Any additional information

This notification updates the previous notification dated 28 July 2006 and is a result of the increase in the total holding of Barclays plc from 673,149,473 to 836,615,916 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372


16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372


Date of notification 9 August 2006

Enclosure No.6

Thursday 10 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,090,000 ordinary shares at a price of 242.95 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 320,106,327 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,318,523,136.

Enclosure No.7

Friday 11 August 2006


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 241.97 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 321,606,327 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,317,023,136.

Enclosure No.8

Monday 14 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 14,988,629 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 306,617,698 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,332,011,765.

Enclosure No.9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 56 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED


8 State the nature of the transaction

RECOVERY OF 56 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

N/A


14. Date and place of transaction

140806 - UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


16. Date issuer informed of transaction

140806


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 14 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7,727 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372


Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY


Date of notification

14.08.06

Enclosure No.10

Monday 14 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 2,500,000 ordinary shares at a price of 239.32 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 309,117,698 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,329,511,765.

Enclosure No.11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HANIF LALANI

8 State the nature of the transaction

EXERCISE OF AN OPTION OVER 5,346 SHARES AT GBP1.73 PER SHARE UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

HANIF LALANI - 5,346 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

EXERCISE OF AN OPTION TO PURCHASE SHARES AT GBP1.73 PER SHARE

14. Date and place of transaction

14.08.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

HANIF LALANI

a. 36,143 ORDINARY SHARES - PERSONAL HOLDING

b.433,009 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 163,803 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. AN OPTION OVER 8,994 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 649,851 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION PLAN


16. Date issuer informed of transaction

14.08.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSON HAS TECHNICAL INTERESTS, AS AT 14 AUGUST 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,140,978 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7727 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

14.08.06

Enclosure No.12

Tuesday 15 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 239.85 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 310,117,698 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,328,511,765.

Enclosure No.13

Wednesday 16 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 568,265 ordinary shares at a maximum price of 199.50 pence per share and a minimum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 309,549,433 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,329,080,030.

Enclosure No.14

Wednesday 16 August 2006


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 234.15 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 310,549,433 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,328,080,030.



Enclosure No.15

Thursday 17 August 2006


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 234.7588 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 311,549,433 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,327,080,030.

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Enclosure No.16

Friday 18 August 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 239.49 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 312,549,433 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,326,080,030.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 21 August, 2006